Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2015

CHAIRMAN’S STATEMENT

In 2015, faced with the complicated international environment and the challenging tasks of carrying out reform and development and maintaining stability at home, China experienced stable economic development as a whole together with progress being achieved and stability ensured, which provided a favorable environment for the sound and fast development of insurance industry. In this year, the Company proactively adapted to the new normal state of economic development by firmly adhering to the operation ideas of “emphasizing value, strengthening sales force, optimizing structure and achieving stable growth”, implementing the “innovation-driven development strategy” in great depth, capturing opportunities, responding calmly and confidently, staying realistic and pragmatic and forging ahead with determination, and thus achieved the best operation results since the “12th Five-Year Plan”. The Company achieved new heights in its business development, with the growth rate of first-year regular premiums achieving a new high record since the share restructuring and listing of the Company, and the growth rates of both gross written premiums and first-year regular premiums with 10 years or longer payment duration being the highest over the past seven years. The Company’s efficiency was continuously improved due to structure optimization, with the one-year new business value hitting a record high. The Company’s sales force reached a new high level with its number surpassing one million for the first time in the Company’s history. The Company’s development achieved the balance between speed and efficiency, size and structure, and short-term and long-term operation, bringing a successful close to the Company’s “12th Five-Year Plan”.

During the Reporting Period, the Company’s total revenue was RMB507,449 million, a 15.1% increase year-on-year; net profit attributable to equity holders of the Company was RMB34,699 million, a 7.7% increase year-on-year; earnings per share (basic and diluted) were RMB1.22, a 7.1% increase year-on-year. One-year new business value was RMB31,528 million, a 35.6% increase year-on-year. The Company’s market share1 in 2015 was approximately 23.0%, maintaining a leading position in the life insurance market. As at the end of the Reporting Period, the Company’s total assets reached RMB2,448,315 million, an increase of 9.0% from the end of 2014; embedded value was RMB560,277 million, an increase of 23.2% from 2014. As at 31 December 2015, the Company’s solvency ratio was 330.10%.

The Board of Directors of the Company proposes the payment of a final dividend of RMB0.42 per share (inclusive of tax), subject to the shareholders’ approval at the 2015 Annual General Meeting to be held on Monday, 30 May 2016.

The Company has continually improved its corporate governance. During the Reporting Period, the Company successfully completed the change of sessions of the Board of Directors and the Supervisory Committee and elected the fifth sessions of the Board of Directors and the Supervisory Committee. Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade, Mr. Robinson Drake Pike and Mr. Tang Xin joined the new session of the Board of Directors, and Mr. Miao Ping, Mr. Zhan Zhong and Ms. Wang Cuifei joined the new session of the Supervisory Committee. The new sessions of the Board of Directors and the Supervisory Committee continue to play roles of decision-making and supervision in a variety of areas, such as strategic planning, risk management, internal control and compliance, and performance appraisal, etc. Meanwhile, the Company would like to express its gratitude to the resigned/retired Directors, Mr. Su Hengxuan, Mr. Miao Ping, Mr. Bruce Douglas Moore and Mr. Huang Yiping, and the retired Supervisors, Ms. Xia Zhihua, Ms. Yang Cuilian and Mr. Li Xuejun for their contributions to the development of the Company during their tenure.

The Company actively pushed forward the development of policy-oriented businesses. Relying on its competitive advantages in professionalism and business scale, the Company continued to develop policy-oriented businesses including Supplementary Major Medical Insurance for Urban and Township Residents, New Village Cooperative Medical Insurance and New Rural Pension Insurance. The Company’s inclusive businesses such as micro-insurance business realized nationwide coverage, and the insurance products designed for particular population groups such as senior citizens benefited over 10 million people. In addition, the Company provided insurance coverage for over 120,000 college-graduate village officials, and actively offered a career development platform for college-graduate village officials, with the number of the retired college-graduate village officials introduced to the Company’s local branches amounting to over 1,000. The Company was constantly committed to the participation of public welfare and charitable undertakings. During the Reporting Period, the Company donated over RMB36 million through the China Life Foundation to provide support for several poverty alleviation projects and purchasing of medical vehicles in poverty-stricken areas. The Company also continually provided assistance for orphans from major disasters.

[1]	Calculated according to the premium data of life insurance companies in 2015 released by the China Insurance Regulatory Commission (the “CIRC”).

During the period of “12th Five-Year Plan”, although the Company was confronted with the most complicated situation and the most challenges, it managed to overcome the difficulties and made progress in adjustment and transformation, laying a solid foundation for building a world-class life insurance company. The past five years helped us better recognize that the golden keys for opening up a new dimension of the Company’s development were accelerating development by adhering to market orientation, optimizing structure by adhering to value guidance, improving service quality by emphasizing customer experience, enhancing information technology level by equipping the Company with high technologies, and strengthening local branches by building strong basis and solid foundation.

The year 2016 is the beginning of the “13th Five-Year Plan” and also a critical year for the Company to comprehensively deepen the reforms and push forward the “innovation-driven development strategy” in great depth. Facing new challenges and development opportunities, the Company will concentrate efforts and resources, reinforce execution in accordance with the general requirements of the “13th Five-Year Plan”, and strive to create a good beginning for its development during the “13th Five- Year Plan” period. The Company will seek to accelerate the development of core businesses, push forward sales transformation, boost the development of comprehensive sales and interactive businesses, and actively expand policy-oriented businesses. The exclusive individual agent channel will focus on developing businesses of regular premiums with 10 years or longer payment duration as well as the distributed short-term insurance businesses. The group insurance channel will seek to maintain its current profitability while further expanding its business scale and improving the profits. The bancassurance channel will make more efforts in transformation and development of regular premium businesses with long payment duration, good value and high quality. Meanwhile, the development of new business channels will be enhanced by adhering to the combination of online and offline sales, integration of online, tele and mobile sales, and the direct sales over the counter will be continually promoted. The Company will continue to make strategic investment in the development of its sales force with an aim to improve the quantity and quality of the sales team and enhance the hard power. While reinforcing and improving its competitive advantages in county-level markets, the Company will further accelerate its business development in key cities, thus firmly maintaining its leading position in the market. As to the Company’s investment level, we will focus on enhancing the investment capabilities, improving the asset allocation management system and investment management framework, and optimizing the asset allocation structure, so as to improve the level of investment income. The Company will further implement the “innovation-driven development strategy”, actively facilitate innovation in various fields, and push forward the construction of a “new generation” comprehensive business processing system with great efforts. By deepening its reforming progress, the Company will continue to enhance its development momentum. Moreover, the Company will be in full compliance with the requirements of China Risk Oriented Solvency System (C-ROSS), improve its effectiveness in risk control, strictly stick to the risk bottom line and steadily push forward the healthy and rapid development of the Company.

In retrospect, the development experiences accumulated during the “12th Five-Year Plan” period are valuable; looking forward, the “13th Five-Year Plan” period will present important opportunities for the Company to accelerate its development. The Company will stick to the general strategy of innovation- driven development and the main theme of transformation and upgrading, follow the operation ideas of “emphasizing value, strengthening sales force, optimizing structure, achieving stable growth and guarding against risks”, strengthen benchmarking practice and focus on making breakthroughs. The Company will also put more efforts in accelerating business development, transforming business model, deepening reforms and laying strong basis and solid foundation, so as to enable everyone to enjoy the high-quality services provided by the Company, to create greater value for investors, and to strive for building a world-class life insurance company.

MANAGEMENT DISCUSSION AND ANALYSIS

I	Business Overview of 2015

In 2015, the Company achieved a fast growth of its business and maintained its leading position in the market, with its business structure continuously optimized and the operating results noticeably improved. During the Reporting Period, the Company’s net premiums earned was RMB362,301 million, an increase of 9.8% from 2014, with RMB308,081 million from life insurance business, increased by 7.9% from 2014, RMB40,855 million from health insurance business, increased by 25.2% from 2014, RMB13,365 million from accident insurance business, increased by 12.2% from 2014; first-year premiums for policies with insurance duration of more than one year increased by 20.1% from 2014, first-year regular premiums increased by 32.9% from 2014, and the percentage of first-year regular premiums in first-year premiums for policies with insurance duration of more than one year increased to 44.22% in 2015 from 39.94% in 2014; first-year regular premiums with 10 years or longer payment duration increased by 25.4% from 2014, and the percentage of first- year regular premiums with 10 years or longer payment duration in first-year regular premiums was 52.20%; renewal premiums increased by 1.9% from 2014, and the percentage of renewal premiums in gross written premiums was 52.64%. As at 31 December 2015, the number of in-force policies increased by 9.6% from the end of 2014; the Policy Persistency Rate (14 months and 26 months)2 reached 90.00% and 85.50%, respectively; and the Surrender Rate3 was 5.55%, a 0.09 percentage point increase from 2014.

With respect to the exclusive individual agent channel, the Company has achieved a relatively rapid increase in business scale and a remarkable increase in business value based on the continued business structure optimization. During the Reporting Period, gross written premiums from the exclusive individual agent channel increased by 10.0% year-on-year; first-year regular premiums increased by 39.2% year-on-year; the percentage of first-year regular premiums in first-year premiums was 98.97%; first-year regular premiums with 10 years or longer payment duration increased by 24.5% year-on-year; the percentages of first-year regular premiums with 5 years or longer payment duration and first-year regular premiums with 10 years or longer payment duration in gross first-year regular premiums were 90.50% and 61.15%, respectively; and renewal premiums increased by 3.9% year-on-year and the percentage of renewal premiums in gross written premiums of the exclusive individual agent channel was 75.96%. The Company has made significant achievements in its persistent implementation of the “effective expansion” strategy for team building. As at the end of the Reporting Period, the Company had a total of 979,000 exclusive individual agents which increased by 31.7% from the end of 2014. The Company continued to promote the professional development for the exclusive individual agent channel, and its sustainable development capacities have been enhanced remarkably.

[2]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.
[3]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

With respect to the group insurance channel, businesses maintained a steady growth. During the Reporting Period, gross written premiums from the group insurance channel increased by 15.3% year-on-year; short-term insurance premiums increased by 14.6% year-on-year and short-term accident insurance premiums increased by 12.5% year-on-year. The group insurance channel actively provided services for economic and social development, effectively pushed forward the development of micro-insurance business, insurance for college-graduate village officials, birth planning insurance, accident insurance for senior citizens and new village cooperative supplementary accident insurance, etc. The Company also actively developed the medical insurance business in the high-end market, and further operated the multinational co-insurance business and the international insurance business such as the travel insurance for Sino-Russian tourism. As at the end of the Reporting Period, the Company had a total of 45,000 group insurance sales representatives in the group insurance channel.

With respect to the bancassurance channel, the Company actively responded to new challenges from market competition by rapidly expanding the sales team, deepening cooperation between different sales channels and strengthening sales support, enhancing the fundamental management and promoting business development. While maintaining the business scale as well as the steady growth of regular premiums, the Company made great efforts in developing businesses with medium- to long-term regular premiums (particularly the regular premiums with 10 years or longer payment duration) and achieved remarkable results in its channel transformation. During the Reporting Period, gross written premiums from the bancassurance channel increased by 6.2% year-on-year, first-year premiums for policies with insurance duration of more than one year increased by 12.0% year-on-year, first-year regular premiums increased by 14.6% year-on-year, and first-year regular premiums with 10 years or longer payment duration increased by 35.9% year-on-year. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 56,000, with a total of 131,000 sales representatives which increased by 84.5% from the end of 2014.

In 2015, the Company improved its asset allocation capacity representing the core value and operation characteristics of life insurance, made continuous efforts in diversifying its investment products, channels and regions, and gradually formed a management structure, which was based on a strategic asset allocation, and relied on diversified and market-oriented investments with the entrustors’ active allocation and arrangement as well as the organization and implementation by the investment managers. In terms of investment portfolios, in regard to the falling interest rates, an unsteadily increasing bond market and the narrowed credit spread, the Company actively responded to the fixed income investment environment by increasing its allocation in transactional bonds and other financial products. Meanwhile, in view of the increasing fluctuations and distinct divisions of the stock market, the Company highly boosted market operations with the advantage of a market- oriented agency, and actively promoted allocation globally and made investments in sophisticated markets and high-quality assets while considering the prospective movement of exchange rate. As at the end of the Reporting Period, the Company’s investment assets reached RMB2,287,639 million, an increase of 8.9% from the end of 2014. Among the major types of investments, the percentage of bonds was 43.55%, the percentage of term deposits was 24.59%, the percentage of stocks and funds4 was 9.34%, and the percentage of financial assets5, such as the debt investment plans, equity investment plans and trust schemes etc., was 5.26%. During the Reporting Period, interest and dividend income increased steadily, and net investment

[4]	Exclusive of currency fund.
[5]	Including debt investment plans, equity investment plans, trust schemes, project asset-backed plans, asset-backed securities and specialized asset management plans, etc.

yield6 was 4.30%. Spread income increased significantly, the gross investment yield was 6.24%, and the gross investment yield including net share of profit of associates and joint ventures7 was 6.20%. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale financial assets recognized in other comprehensive income8 was 7.23%.

In 2015, the Company further implemented the “innovation-driven development strategy”. On the basis of further optimizing and improving its IT governance structure, the Company initiated the construction of the “new generation” comprehensive business processing system which featured as customer oriented, Internet-based, responsive and reliable. The Company fully promoted Cloud Assistant, Cloud Signage, Cloud Desktop and Total Internet Connection in order to speed up its mobile Internet-based operation. The Company stepped up the efforts in product innovation, further optimized its product development mechanism, and introduced several new products aimed at specific market segments and meeting customers’ emerging demands. The Company innovated a new mobile Internet-based sales model, which enabled a whole electronic process from product advertising, purchase, premium payment to policy generation. The Company further promoted the application of E-China Life and E-Store across sales channels, effectively promoting the sales of its major products. The Company reinforced the innovation of operation and services by launching E-customer Service with internet services and mobile app services as its core, marking a new beginning of the Company’s “Internet plus” service. The nationwide promotion of “Counter Pass” system provided “four-pass” services of policy enquiry, claim acceptance, settlement and payment across provinces without geographical restrictions. The Company put more efforts in promoting centralized operation and realized centralized underwriting and claim assessment across eight provinces and municipalities, which accumulated precious experiences for the implementation of the Company’s “Rui Operation” strategy. With automation rate of insurance underwriting and preservation reaching 74% and 81%, respectively, and the launch of a smart claim settlement platform, a pilot program of quick claim settlement and direct payment at hospitals, the Company’s operational productivity and efficiency was further improved. The Company fully completed the promotion of comprehensive counter service system, with one-stop services becoming available at 2,578 counters nationwide. To improve customer experience, the Company launched global emergency services and VIP services for all long-term policy holders, which covered multi-layer and various classes of global emergency services, health consultation and VIP care services. The Company continued to support children education and development and participate in public welfare undertakings, and held painting and drawing events for children across China for five consecutive

[6]	Net investment yield = (Investment income + Net income from investment properties - Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)
[7]	Gross investment yield including net share of profit of associates and joint ventures = (Investment income + Net realised gains/(losses) on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties - Business tax and extra charges for investment + Net share of profit of associates and joint ventures) / ((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period) / 2)
[8]	Comprehensive investment yield = (Investment income + Net realised gains/(losses) on financial assets + Net fair value gains/(losses) through profit or loss + Current net fair value changes of available-for-sale securities recognized in other comprehensive income + Total income from investment properties - Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)

years. The Company also cared about physical and mental health of customers, and actively held various customer activities, such as sports events and lectures, etc. The results of customer satisfaction and customer loyalty were increased by 1.2% and 4.8% year-on-year, reaching a record high.

The Company continuously complied with Section 404 of the U.S. Sarbanes-Oxley Act. Meanwhile, it implemented procedures for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance, etc, and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. In addition, the Company updated and benchmarked its internal control system to the “Internal Control-Integrated Framework (2013)” issued by the U.S. Committee of Sponsoring Organizations (COSO). In accordance with the CIRC’s requirements on the commissioning in the C-ROSS transition period, the Company launched programs to build up its solvency risk management system, fully benchmarked itself to the regulatory rules, strengthened the soundness, compliance and validity of its risk management system, and optimized the formation and transmission mechanisms of risk preference. The Company complied with the “Guidelines for the Implementation of Comprehensive Risk Management of Life Insurance Companies” issued by the CIRC, continued the work in relation to risk alert classification management, and created a monitoring system on key risks and explored a remote and vertical monitoring mode based on its information system. The Company also took the opportunity of the CIRC’s special inspection, namely “two strengthens and two containments”, to identify internal control problems and make effective adjustments. All the above measures helped to improve the Company’s risk management framework, secure the risk bottom line and optimize the internal control process, which enhanced the Company’s capability in risk management.

II	Analysis of Major Items of Consolidated Statement of Comprehensive Income

(1)	Total Revenues

For the year ended 31 December		RMB million

	2015	2014
Net premiums earned	362,301	330,105
Life insurance business	308,081	285,574
Health insurance business	40,855	32,624
Accident insurance business	13,365	11,907
Investment income	97,582	93,548
Net realised gains on financial assets	32,297	7,120
Net fair value gains through profit or loss	10,209	5,808
Other income	5,060	4,185

Total	507,449	440,766

Net Premiums Earned

1	Life Insurance Business

During the Reporting Period, net premiums earned from life insurance business increased by 7.9% year-on-year. This was primarily due to an increase in the first-year premiums for policies with insurance duration of more than one year resulting from the Company’s enhanced efforts in team building and business development.

2	Health Insurance Business

During the Reporting Period, net premiums earned from health insurance business increased by 25.2% year-on-year. This was primarily due to the Company’s enhanced efforts in developing health insurance business.

3	Accident Insurance Business

During the Reporting Period, net premiums earned from accident insurance business increased by 12.2% year-on-year. This was primarily due to the Company’s continuous efforts in developing accident insurance business.

Gross written premiums categorized by business:

For the year ended 31 December		RMB million

	2015	2014
Life Insurance Business	308,169	285,619
First-year business	134,449	111,346
Single	78,068	70,006
First-year regular	56,381	41,340
Renewal business	173,720	174,273
Health Insurance Business	42,041	33,192
First-year business	24,435	19,525
Single	18,993	14,459
First-year regular	5,442	5,066
Renewal business	17,606	13,667
Accident Insurance Business	13,761	12,199
First-year business	13,480	12,049
Single	13,403	11,888
First-year regular	77	161
Renewal business	281	150

Total	363,971	331,010

Gross written premiums categorized by channel:

For the year ended 31 December		RMB million

	2015	2014
Exclusive Individual Agent Channel	225,957	205,417
First-year business of long-term insurance	47,974	34,455
Single	495	335
First-year regular	47,479	34,120
Renewal business	171,632	165,131
Short-term insurance business	6,351	5,831
Group Insurance Channel	20,107	17,440
First-year business of long-term insurance	3,571	2,989
Single	3,372	2,878
First-year regular	199	111
Renewal business	553	506
Short-term insurance business	15,983	13,945
Bancassurance Channel	106,028	99,825
First-year business of long-term insurance	87,222	77,881
Single	73,508	65,918
First-year regular	13,714	11,963
Renewal business	18,558	21,815
Short-term insurance business	248	129
Other Channels[1]	11,879	8,328
First-year business of long-term insurance	1,209	1,262
Single	701	889
First-year regular	508	373
Renewal business	864	638
Short-term insurance business	9,806	6,428

Total	363,971	331,010

Notes:

1.	Other channels mainly include supplementary major medical insurance business, telephone sales, etc.
2.	The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, direct sales representatives, bancassurance sales team, and other distribution channels.

Investment Income

For the year ended 31 December		RMB million

	2015	2014
Investment income from securities at fair value through profit or loss	1,708	1,677
Investment income from available-for-sale securities	27,476	23,029
Investment income from held-to-maturity securities	24,541	25,357
Investment income from bank deposits	32,285	34,934
Investment income from loans	11,115	8,138
Other investment income	457	413

Total	97,582	93,548

1	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss increased by 1.8% year-on-year. This was primarily due to an increase in dividend income from stocks at fair value through profit or loss.

2	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 19.3% year-on-year. This was primarily due to an increase in dividend income from available-for-sale funds, wealth management products and other equity investments.

3	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities decreased by 3.2% year-on-year. This was primarily due to a decrease in the allocation of treasury bonds.

4	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits decreased by 7.6% year-on-year. This was primarily due to a decrease in the allocation of negotiated deposits and the investment yield of newly increased allocation under the low interest rate environment.

5	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 36.6% year-on- year. This was primarily due to an increase in the scale of policy loans and trust schemes, etc.

Net Realised Gains on Financial Assets

During the Reporting Period, net realised gains on financial assets increased by 353.6% year-on- year. This was primarily due to a significant increase in the spread income of available-for-sale stocks and funds.

Net Fair Value Gains through Profit or Loss

During the Reporting Period, net fair value gains through profit or loss increased by 75.8% year-on-year. This was primarily due to a significant increase in the spread income of stocks at fair value through profit of loss.

Other Income

During the Reporting Period, other income increased by 20.9% year-on-year. This was primarily due to an increase in the commission fees earned from China Life Property and Casualty Insurance Company Limited resulting from the Company’s increased efforts in promoting its interactive business.

(2)	Benefits, Claims and Expenses

For the year ended 31 December		RMB million

	2015	2014
Insurance benefits and claims expenses	352,219	315,294
Life insurance business	313,612	288,868
Health insurance business	34,398	22,434
Accident insurance business	4,209	3,992
Investment contract benefits	2,264	1,958
Policyholder dividends resulting from participation in profits	33,491	24,866
Underwriting and policy acquisition costs	35,569	27,147
Finance costs	4,320	4,726
Administrative expenses	27,458	25,432
Other expenses	7,428	4,151
Statutory insurance fund contribution	743	701

Total	463,492	404,275

Insurance Benefits and Claims Expenses

1	Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to life insurance business increased by 8.6% year-on-year. This was primarily due to an increase in the scale of life insurance business.

2	Health Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to health insurance business increased by 53.3% year-on-year. This was primarily due to an increase in the scale of health insurance business and the update of actuarial assumptions, such as discount rate assumption of reserves of traditional insurance contracts.

3	Accident Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to accident insurance business increased by 5.4% year-on-year. This was primarily due to an increase in the scale of accident insurance business.

Investment Contract Benefits

During the Reporting Period, investment contract benefits increased by 15.6% year-on-year. This was primarily due to an increase in the scale of investment contracts.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits increased by 34.7% year-on-year. This was primarily due to an increase in investment yields of the participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs increased by 31.0% year-on-year. This was primarily due to an increase in underwriting costs for first-year regular premium business resulting from the growth of the Company’s business and the optimization of its business structure.

Finance Costs

During the Reporting Period, finance costs decreased by 8.6% year-on-year. This was primarily due to a decrease in interest payments for securities sold under agreements to repurchase.

Administrative Expenses

During the Reporting Period, administrative expenses increased by 8.0% year-on-year. This was primarily due to the Company’s increased investment in team building for the purpose of enhancing its sustainable development capacity.

Other Expenses

During the Reporting Period, other expenses increased by 78.9% year-on-year. This was primarily due to an increase in business taxes and surcharges expenses resulting from an increase in taxable income from investments.

(3)	Profit before Income Tax

For the year ended 31 December		RMB million

	2015	2014
Life insurance business	40,921	30,651
Health insurance business	557	3,252
Accident insurance business	1,753	1,546
Other business	2,700	4,953

Total	45,931	40,402

1	Life Insurance Business

During the Reporting Period, profit before income tax in life insurance business increased by 33.5% year-on-year. This was primarily due to the growth of business and an increase in income from investments as compared to the corresponding period of 2014.

2	Health Insurance Business

During the Reporting Period, profit before income tax in health insurance business decreased by 82.9% year-on-year. This was primarily due to the update of actuarial assumptions, such as discount rate assumption of reserves of traditional insurance contracts, which partially reduced the profit for the period.

3	Accident Insurance Business

During the Reporting Period, profit before income tax in accident insurance business increased by 13.4% year-on-year. This was primarily due to an increase in the scale of accident insurance business as compared to the corresponding period of 2014.

4	Other Business

During the Reporting Period, profit before income tax in other business decreased by 45.5% year-on-year. This was primarily due to a decrease in net profits of associates and the impairment of investments in associates.

(4)	Income Tax

During the Reporting Period, income tax of the Company was RMB10,744 million, a 36.2% increase year-on-year. This was primarily due to an increase in profit before income tax.

(5)	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB34,699 million, a 7.7% increase year-on-year. This was mainly attributable to factors such as the increase in investment income. However, update of actuarial assumptions, such as discount rate assumption of reserves of traditional insurance contracts, partially reduced the profit for the period.

III	Analysis of Major Items of Consolidated Statement of Financial Position

(1)	Major Assets

		RMB million

	As at 31 December 2015	As at 31 December 2014
Investment assets	2,287,639	2,100,870
Term deposits	562,622	690,156
Held-to-maturity securities	504,075	517,283
Available-for-sale securities	770,516	607,531
Securities at fair value through profit or loss	137,990	53,052
Securities purchased under agreements to resell	21,503	11,925
Cash and cash equivalents	76,096	47,034
Loans	207,267	166,453
Statutory deposits – restricted	6,333	6,153
Investment properties	1,237	1,283
Other assets	160,676	145,697

Total	2,448,315	2,246,567

Term Deposits

As at the end of the Reporting Period, term deposits decreased by 18.5% year-on-year. This was primarily due to a decrease in the allocation of negotiated deposits.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities decreased by 2.6% year-on- year. This was primarily due to a decrease in the allocation of treasury bonds.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities increased by 26.8% year- on-year. This was primarily due to an increase in the allocation of funds, wealth management products and unlisted equities in light of market conditions in a timely manner.

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 160.1% year-on-year. This was primarily due to an increase in the allocation of bonds at fair value through profit or loss.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 61.8% year-on- year. This was primarily due to the needs for liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 24.5% year-on-year. This was primarily due to an increase in the scale of policy loans and trust schemes, etc.

Investment Properties

As at the end of the Reporting Period, investment properties decreased by 3.6% year-on-year. This was primarily due to the depreciation of the investment properties.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

				RMB million

	As at 31 December 2015		As at 31 December 2014
	Amount	Percentage	Amount	Percentage
Fixed-maturity investments	1,777,180	77.69%	1,804,598	85.90%
Term deposits	562,622	24.59%	690,156	32.85%
Bonds	996,236	43.55%	940,619	44.77%
Insurance asset management products[1]	67,569	2.95%	62,348	2.97%
Other fixed-maturity investments [2]	150,753	6.60%	111,475	5.31%
Equity investments	411,623	17.99%	236,030	11.23%
Common stocks	111,516	4.87%	94,933	4.52%
Funds	169,485	7.41%	83,620	3.98%
Other equity investments[3]	130,622	5.71%	57,477	2.73%
Investment properties	1,237	0.05%	1,283	0.06%
Cash, cash equivalents and others [4]	97,599	4.27%	58,959	2.81%

Total	2,287,639	100.00%	2,100,870	100.00%

Notes:

1.	Insurance asset management products under fixed-maturity investments include infrastructure and real estate debt investment plans and project asset-backed plans.
2.	Other fixed-maturity investments include policy loans, trust schemes, statutory deposits – restricted, etc.
3.	Other equity investments include private equity funds, unlisted equities, preference stocks, equity investment plans, wealth management products, etc.
4.	Cash, cash equivalents and others include cash and cash equivalents, and securities purchased under agreements to resell.

(2)	Major Liabilities

		RMB million

	As at	As at
	31 December	31 December
	2015	2014
Insurance contracts	1,715,985	1,603,446
Investment contracts	84,106	72,275
Securities sold under agreements to repurchase	31,354	46,089
Policyholder dividends payable	107,774	74,745
Annuity and other insurance balances payable	30,092	25,617
Interest-bearing loans and borrowings	2,643	2,623
Bonds payable	67,994	67,989
Deferred tax liabilities	16,953	19,375
Other liabilities	65,200	47,077

Total	2,122,101	1,959,236

Insurance Contracts

As at the end of the Reporting Period, insurance contracts liabilities increased by 7.0% year- on-year. This was primarily due to the accumulation of insurance liabilities from new insurance business and renewal business. As at the date of the statement of financial position, the Company’s insurance contracts reserves passed liability adequacy testing.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts increased by 16.4% year-on-year. This was primarily due to an increase in the scale of certain investment contracts.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase decreased by 32.0% year-on-year. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable increased by 44.2% year- on-year. This was primarily due to an increase in investment yields of participating products.

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 17.5% year-on-year. This was primarily due to an increase in maturities payable.

Interest-bearing Loans and Borrowings

As at the end of the Reporting Period, interest-bearing loans and borrowings remained stable compared to the end of 2014, and there were no new loans and borrowings in 2015. In June 2014, to meet the needs of overseas investment, one of the Company’s subsidiaries applied for a fixed-interest rate bank loan of GBP275 million with a term of five years. As at the end of the Reporting Period, the loan balance was equivalent to RMB2,643 million.

Bonds Payable

As at the end of the Reporting Period, bonds payable remained stable compared to the end of 2014. This was primarily due to the fact that no subordinated debts were issued by the Company in 2015.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities decreased by 12.5% year-on-year. This was primarily due to an increase in the deductible temporary differences.

(3)	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB322,492 million, a 13.5% increase year-on-year. This was primarily due to the combined effect of an increase in the fair value of available-for-sale financial assets and the profit earned during the Reporting Period.

IV	Analysis of Cash Flows

(1)	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of investment assets, and investment income. The primary liquidity risks with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB76,096 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB562,622 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments or sell them at a fair price.

(2)	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

(3)	Consolidated Cash Flows

For the year ended 31 December		RMB million

	2015	2014
Net cash inflow/(outflow) from operating activities	(18,811)	78,247
Net cash inflow/(outflow) from investing activities	67,047	(69,257)
Net cash inflow/(outflow) from financing activities	(19,415)	16,704
Foreign exchange gains on cash and cash equivalents	241	10

Net increase in cash and cash equivalents	29,062	25,704

We have established a cash flow testing system. We conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, the change of net cash flow from operating activities was primarily due to an increase in securities at fair value through profit or loss. The change of net cash flow from investing activities was primarily due to the needs for investment management. The change in net cash flow from financing activities was primarily due to the needs for liquidity management.

V	Solvency Ratio

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admitted assets less admitted liabilities, determined in accordance with relevant regulatory rules) by the minimum required capital. The following table shows our solvency ratio as at the end of the Reporting Period:

		RMB million

	As at 31 December	As at 31 December
	2015	2014
Actual capital	282,820	236,151
Minimum capital	85,676	80,193
Solvency ratio	330.10%	294.48%

The increase in the Company’s solvency ratio was primarily due to a significant increase in the comprehensive income during the Reporting Period and the issue of Core Tier 2 Capital Securities.

ANNUAL RESULTS9

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2015

	Notes	2015 RMB million	2014 RMB million
REVENUES
Gross written premiums		363,971	331,010
Less: premiums ceded to reinsurers		(978)	(515)

Net written premiums		362,993	330,495
Net change in unearned premium reserves		(692)	(390)

Net premiums earned		362,301	330,105

Investment income	1	97,582	93,548
Net realised gains on financial assets	2	32,297	7,120
Net fair value gains through profit or loss	3	10,209	5,808
Other income		5,060	4,185

Total revenues		507,449	440,766

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	4	(221,701)	(192,659)
Accident and health claims and claim adjustment expenses	4	(21,009)	(16,752)
Increase in insurance contract liabilities	4	(109,509)	(105,883)
Investment contract benefits	5	(2,264)	(1,958)
Policyholder dividends resulting from participation in profits		(33,491)	(24,866)
Underwriting and policy acquisition costs		(35,569)	(27,147)
Finance costs	6	(4,320)	(4,726)
Administrative expenses		(27,458)	(25,432)
Other expenses		(7,428)	(4,151)
Statutory insurance fund contribution	7	(743)	(701)

Total benefits, claims and expenses		(463,492)	(404,275)

Share of profit of associates and joint ventures, net	8	1,974	3,911

Profit before income tax	9	45,931	40,402
Income tax	10	(10,744)	(7,888)

Net profit		35,187	32,514

Attributable to:
– Equity holders of the Company		34,699	32,211
– Non-controlling interests		488	303
Basic and diluted earnings per share	11	RMB1.22	RMB1.14

[9]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continued)

For the year ended 31 December 2015

		2015	2014
	Note	RMB million	RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains on available-for-sale securities		54,080	70,342
Amount transferred to net profit from other comprehensive income		(32,297)	(7,120)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(12,767)	(11,035)
Share of other comprehensive income of associates and joint ventures under the equity method		353	120
Exchange differences on translating foreign operations		10	—
Income tax relating to components of other comprehensive income	10	(2,242)	(13,023)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		7,137	39,284

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—

Other comprehensive income for the year, net of tax		7,137	39,284

Total comprehensive income for the year, net of tax		42,324	71,798

Attributable to:
– Equity holders of the Company		41,775	71,443
– Non-controlling interests		549	355

Notes:

1	INVESTMENT INCOME

	For the year ended 31 December
	2015	2014
	RMB million	RMB million
Debt securities
– held-to-maturity securities	24,541	25,357
– available-for-sale securities	18,526	18,571
– at fair value through profit or loss	1,382	1,571
Equity securities
– available-for-sale securities	8,950	4,458
– at fair value through profit or loss	326	106
Bank deposits	32,285	34,934
Loans	11,115	8,138
Securities purchased under agreements to resell	368	299
Others	89	114

Total	97,582	93,548

For the year ended 31 December 2015, the interest income included in investment income was RMB88,306 million (2014: RMB88,984 million). All interest income was accrued using the effective interest method.

2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2015	2014
	RMB million	RMB million
Debt securities
Realised gains	(4)	142
Reversal of impairment	–	–

Subtotal	(4)	142

Equity securities
Realised gains	32,622	8,127
Impairment	(321)	(1,149)

Subtotal	32,301	6,978

Total	32,297	7,120

Net realised gains on financial assets are from available-for-sale securities.

During the year ended 31 December 2015, the Group recognised an impairment charge of RMB147 million (2014: RMB146 million) of available-for-sale funds, an impairment charge of RMB174 million (2014: RMB1,003 million) of available-for-sale common stocks, and no impairment charge (2014: Nil) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2015 RMB million	2014 RMB million
Debt securities	766	2,272
Equity securities	9,324	4,977
Stock appreciation rights	180	(255)
Financial liabilities at fair value through profit or loss	(61)	(1,186)

Total	10,209	5,808

4	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended 31 December 2015
Life insurance death and other benefits	221,949	(248)	221,701
Accident and health claims and claim adjustment expenses	21,166	(157)	21,009
Increase in insurance contract liabilities	109,847	(338)	109,509

Total	352,962	(743)	352,219

For the year ended 31 December 2014
Life insurance death and other benefits	192,863	(204)	192,659
Accident and health claims and claim adjustment expenses	16,854	(102)	16,752
Increase in insurance contract liabilities	105,945	(62)	105,883

Total	315,662	(368)	315,294

5	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

6	FINANCE COSTS

	For the year ended 31 December
	2015	2014
	RMB million	RMB million
Interest expenses for bonds payable	3,430	3,433
Interest expenses for securities sold under agreements to repurchase	784	1,234
Interest expenses for interest-bearing loans and borrowings	106	59

Total	4,320	4,726

7	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2015	2014
	RMB million	RMB million
As at 1 January	44,390	34,775
Investments in associates and joint ventures	766	5,671
Scrip dividend	—	268
Share of profit	2,984	3,911
Other equity movements	649	280
Dividend received (i)	(604)	(515)
Impairment (ii)	(1,010)	—

As at 31 December	47,175	44,390

(i)	2014 final dividend of HKD0.165 per ordinary share was approved and declared in the annual general meeting of Sino-Ocean Land Holdings Limited (“Sino-Ocean”) on 12 May 2015. On 22 May 2015, Sino-Ocean made the announcement of scrip dividend plan, according to which the shareholders could elect to receive the 2014 final dividend in cash or in scrip shares. The Company elected the cash option and received cash dividend amounting to RMB286 million. 2015 interim dividend of HKD0.075 per ordinary share was approved and declared in the board meeting of Sino-Ocean on 21 August 2015, and each shareholder could elect to receive the 2015 interim dividend in cash or in scrip shares. The Company elected the cash option and received cash dividend amounting to RMB136 million.
(ii)	The Group’s investments in associates and joint ventures are unlisted except for Sino-Ocean, which is listed in Hong Kong. As at 31 December 2015, the stock price of Sino-Ocean was HKD4.97 per share. As its business performance declined in 2015, and the quoted market price of Sino-Ocean (stock price per share multiplies shares held by the Group) was below the carrying value for more than one year, the Group performed an impairment test to this investment. As at 31 December 2015, the recoverable amount of this investment valued using the discounted future cash flow method was approximately RMB12.40 billion and therefore an impairment loss of RMB1.01 billion was made for this investment in 2015. In the valuation, the Group separated the development property and investment property by considering the different future cash flow features. The discount rates applied in the valuation were 10% and 8% for development property and investment property, respectively. The impairment for this investment is included in Share of profit of associates and joint ventures, net in the consolidated statement of comprehensive income.

As at 31 December 2015, the Group owned the following associates and joint ventures:

	Country of	Percentage of
Name	incorporation	equity interest held
Associates
China Guangfa Bank Co., Ltd (“CGB”)	PRC	20.00%
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	29.998%
COFCO Futures Company Limited (“COFCO Futures”)	PRC	35.00%
Annoroad Gene Technology (Beijing) Co., Ltd. (“Annoroad Technology”)(i)	PRC	16.67%
Joint ventures
10 Upper Bank Street SLP	Jersey Island	70.00%
China Life (Sanya) Healthy Investment Company Limited (“Sanya Company”)(ii)	PRC	51.00%

(i)	In June 2015, the Group contributed RMB250 million in Annoroad Technology, holding 16.67% of its equity interests. According to the provisions of the agreement, the Group can impose a significant influence over Annoroad Technology’s financial and operating decisions through its general meeting and board of directors and therefore accounted for it as an associate.
(ii)	In December 2015, the Group contributed RMB306 million in Sanya Company, holding 51.00% of its equity interests. According to the investment agreement and the articles of association of Sanya Company, the Group has joint control with another investor over Sanya Company, and therefore accounted for it as a joint venture.

As at 31 December 2014, the Group owned the following associates and joint ventures:

Name	Country of incorporation	Percentage of equity interest held
Associates CGB	PRC	20.00%
CLP&C	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	29.46%
COFCO Futures	PRC	35.00%
Joint venture
10 Upper Bank Street SLP	Jersey Island	70.00%

The following table illustrates the summarised financial information of the Group’s associates and joint ventures as at 31 December 2015 and for the year ended 31 December 2015:

						10 Upper
				COFCO	Annoroad	Bank	Sanya
	CGB	CLP&C	Sino-Ocean	Futures	Technology	Street SLP	Company
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Total assets	1,836,587	65,634	148,185	8,598	337	8,503	600
Total liabilities	1,739,047	46,103	99,995	6,146	7	4,449	–
Total equity	97,540	19,531	48,190	2,452	330	4,054	600
Total equity attributable to equity holders of the associates and joint ventures	97,540	19,531	41,231	2,452	330	4,054	600
Total adjustments (i)	—	–	239	—	—	(534)	—
Total equity attributable to equity holders of the associates and joint ventures after adjustments	97,540	19,531	41,470	2,452	330	3,520	600
Proportion of the Group’s ownership	20.00%	40.00%	29.998%	35.00%	16.67%	70.00%	51.00%
Gross carrying value of the investments	22,553	7,812	13,407	1,397	246	2,464	306
Impairment	—	—	(1,010)	—	—	—	—
Net carrying value of the investments	22,553	7,812	12,397	1,397	246	2,464	306

Total revenues	54,735	46,829	31,226	390	100	432	—
Net profit/(loss)	9,064	2,258	2,251	15	(37)	496	—
Other comprehensive income	1,028	379	(80)	(15)	—	45	—
Total comprehensive income	10,092	2,637	2,171	—	(37)	541	—

The following table illustrates the summarised financial information of the Group’s associates and joint ventures as at 31 December 2014 and for the year ended 31 December 2014:

					10 Upper
				COFCO	Bank
	CGB	CLP&C	Sino-Ocean	Futures	Street SLP
	RMB million	RMB million	RMB million	RMB million	RMB million
Total assets	1,648,056	52,769	132,212	9,784	8,199
Total liabilities	1,560,607	35,876	87,829	7,245	4,450
Total equity	87,449	16,893	44,383	2,539	3,749
Total equity attributable to equity holders of the associates and joint ventures	87,449	16,893	40,491	2,539	3,749
Total adjustments (i)	—	—	984	—	(209)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	87,449	16,893	41,475	2,539	3,540
Proportion of the Group’s ownership	20.00%	40.00%	29.46%	35.00%	70.00%
Gross carrying value of the investments	20,535	6,757	13,186	1,434	2,478
Impairment	—	—	—	—	—
Net carrying value of the investments	20,535	6,757	13,186	1,434	2,478

Total revenues	44,644	36,522	40,411	3,306	241
Net profit	12,037	1,407	4,606	84	142
Other comprehensive income	2,120	318	(19)	8	(299)
Total comprehensive income	14,157	1,725	4,587	92	(157)

The Group had no contingent liabilities or capital commitments with the associates and joint ventures as at 31 December 2015 and 31 December 2014.

(i)	Including adjustments for the difference of accounting policies, fair value and others.

9	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2015	2014
	RMB million	RMB million
Employee salaries and welfare cost	13,045	11,564
Housing benefits	824	787
Contribution to the defined contribution pension plan	1,678	1,553
Depreciation and amortisation	2,036	2,124
Foreign exchange gains	(812)	(268)
Auditors’ remuneration	60	55

10	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2015	2014
	RMB million	RMB million
Current taxation – Enterprise income tax	15,408	6,455
Deferred taxation	(4,664)	1,433

Taxation charges	10,744	7,888

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2014: 25%) is as follows:

	For the year ended 31 December
	2015	2014
	RMB million	RMB million
Profit before income tax	45,931	40,402
Tax computed at the statutory tax rate	11,483	10,101
Non-taxable income (i)	(3,324)	(3,434)
Expenses not deductible for tax purposes (i)	2,655	1,190
Tax losses utilised from previous periods	(41)	—
Unused tax losses	1	19
Others	(30)	12

Income tax at the effective tax rate	10,744	7,888

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include commission, brokerage, donation and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 31 December 2015 and 2014, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million (i)	RMB million (ii)	RMB million (iii)	RMB million
As at 1 January 2014	(11,627)	5,627	1,081	(4,919)
(Charged)/credited to net profit	552	(1,940)	(45)	(1,433)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(15,805)	—	(15,805)
–Portion of fair value changes on available-for-sale securities attributable to participating policyholders	2,759	—	—	2,759
–Others	—	23	—	23

As at 31 December 2014	(8,316)	(12,095)	1,036	(19,375)

As at 1 January 2015	(8,316)	(12,095)	1,036	(19,375)
(Charged)/credited to net profit	3,673	843	148	4,664
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(5,445)	—	(5,445)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	3,192	—	—	3,192
– Others	—	11	—	11

As at 31 December 2015	(1,451)	(16,686)	1,184	(16,953)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses), which includes available-for-sale securities, securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the other categories is mainly related to the temporary differences of employee salaries and welfare cost payables.

Unrecognised deductible tax losses of the Group amounted to RMB727 million as at 31 December 2015 (as at 31 December 2014: RMB879 million). Unrecognised deductible temporary differences of the Group amounted to RMB186 million as at 31 December 2015 (as at 31 December 2014: RMB166 million).

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	9,528	4,219
– deferred tax assets to be recovered within 12 months	2,639	2,027

Subtotal	12,167	6,246

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(26,850)	(24,130)
– deferred tax liabilities to be settled within 12 months	(2,270)	(1,491)

Subtotal	(29,120)	(25,621)

Net deferred tax liabilities	(16,953)	(19,375)

11	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2015 are based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (2014: 28,264,705,000 ordinary shares).

12	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 28 May 2015, a final dividend of RMB0.40 per ordinary share totalling RMB11,306 million in respect of the year ended 31 December 2014 was declared and paid in 2015. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2015.

A distribution of RMB185 million to the holders of Core Tier 2 Capital Securities was approved by the management according to the authorization by the Board of Directors in 2015.

Pursuant to a resolution passed at the meeting of the Board of Directors on 23 March 2016, a final dividend of RMB0.42 per ordinary share totalling approximately RMB11,871 million for the year ended 31 December 2015 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2015.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2015

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
ASSETS
Property, plant and equipment	26,974	25,348
Investment properties	1,237	1,283
Investments in associates and joint ventures	47,175	44,390
Held-to-maturity securities	504,075	517,283
Loans	207,267	166,453
Term deposits	562,622	690,156
Statutory deposits – restricted	6,333	6,153
Available-for-sale securities	770,516	607,531
Securities at fair value through profit or loss	137,990	53,052
Securities purchased under agreements to resell	21,503	11,925
Accrued investment income	49,552	44,350
Premiums receivable	11,913	11,166
Reinsurance assets	1,420	1,032
Other assets	23,642	19,411
Cash and cash equivalents	76,096	47,034

Total assets	2,448,315	2,246,567

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

As at 31 December 2015

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	1,715,985	1,603,446
Investment contracts	84,106	72,275
Policyholder dividends payable	107,774	74,745
Interest-bearing loans and borrowings	2,643	2,623
Bonds payable	67,994	67,989
Financial liabilities at fair value through profit or loss	856	10,890
Securities sold under agreements to repurchase	31,354	46,089
Annuity and other insurance balances payable	30,092	25,617
Premiums received in advance	32,266	15,850
Other liabilities	26,514	20,062
Deferred tax liabilities	16,953	19,375
Current income tax liabilities	5,347	52
Statutory insurance fund	217	223

Total liabilities	2,122,101	1,959,236

Equity
Share capital	28,265	28,265
Other equity instruments	7,791	—
Reserves	163,381	145,919
Retained earnings	123,055	109,937

Attributable to equity holders of the Company	322,492	284,121

Non-controlling interests	3,722	3,210

Total equity	326,214	287,331

Total liabilities and equity	2,448,315	2,246,567

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2015

	Attributable to equity holders of the Company				Non- controlling interests	Total
	Share capital	Other equity instruments	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2014	28,265	—	97,029	95,037	2,254	222,585
Net profit	—	—	—	32,211	303	32,514
Other comprehensive income	—	—	39,232	—	52	39,284

Total comprehensive income	—	—	39,232	32,211	355	71,798

Transactions with owners
Capital paid in by non-controlling interests	—	—	826	—	692	1,518
Appropriation to reserves	—	—	8,832	(8,832)	—	—
Dividends paid	—	—	—	(8,479)	—	(8,479)
Dividends to non-controlling interests	—	—	—	—	(91)	(91)

Total transactions with owners	—	—	9,658	(17,311)	601	(7,052)

As at 31 December 2014	28,265	—	145,919	109,937	3,210	287,331

As at 1 January 2015	28,265	—	145,919	109,937	3,210	287,331
Net profit	—	—	—	34,699	488	35,187
Other comprehensive income	—	—	7,076	—	61	7,137

Total comprehensive income	—	—	7,076	34,699	549	42,324

Transactions with owners
Capital paid in by non-controlling interests	—	—	—	—	80	80
Capital paid in by other equity instruments holders	—	7,791	—	—	—	7,791
Appropriation to reserves	—	—	10,090	(10,090)	—	—
Dividends paid	—	—	—	(11,491)	—	(11,491)
Dividends to non-controlling interests	—	—	—	—	(117)	(117)
Others	—	—	296	—	—	296

Total transactions with owners	—	7,791	10,386	(21,581)	(37)	(3,441)

As at 31 December 2015	28,265	7,791	163,381	123,055	3,722	326,214

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2015

	2015	2014
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	45,931	40,402
Adjustments for:
Investment income	(97,582)	(93,548)
Net realised and unrealised gains on financial assets	(42,506)	(12,928)
Insurance contracts	112,142	108,955
Depreciation and amortisation	2,036	2,124
Foreign exchange gains	(812)	(268)
Share of profit of associates and joint ventures, net	(1,974)	(3,911)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(100,089)	(13,698)
Financial liabilities at fair value through profit or loss	403	9,704
Receivables and payables	70,482	41,330
Income tax paid	(8,380)	(1,923)
Interest received – securities at fair value through profit or loss	1,225	1,902
Dividends received – securities at fair value through profit or loss	313	106

Net cash inflows/(outflows) from operating activities	(18,811)	78,247

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt securities	11,546	21,242
Maturities of debt securities	41,806	22,407
Disposals of equity securities	400,451	285,647
Property, plant and equipment	199	437
Disposal of subsidiaries	3,875	—
Purchases:
Debt securities	(53,340)	(115,808)
Equity securities	(522,787)	(312,544)
Property, plant and equipment	(8,384)	(5,048)
Additional capital contribution to associates and joint ventures	(766)	(5,671)
Decrease/(increase) in term deposits, net	124,838	(25,972)
Decrease/(increase) in securities purchased under agreements to resell, net	(9,602)	(3,630)
Interest received	81,688	78,903
Dividends received	8,828	4,258
Decrease/(increase) in policy loans, net	(11,305)	(13,478)

Net cash inflows/(outflows) from investing activities	67,047	(69,257)

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

For the year ended 31 December 2015

	2015	2014
	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	(13,757)	25,663
Cash received from issuing other equity instruments	7,791	—
Cash received from borrowings	—	2,881
Cash repaid to lenders	—	(10)
Interest paid	(4,471)	(4,618)
Dividends paid to equity holders of the Company	(11,491)	(8,479)
Dividends paid to non-controlling interests	(117)	(91)
Capital injected into subsidiaries by non-controlling interests	2,630	1,358

Net cash inflows/(outflows) from financing activities	(19,415)	16,704

Foreign exchange gains on cash and cash equivalents	241	10
Net increase in cash and cash equivalents	29,062	25,704

Cash and cash equivalents Beginning of the year	47,034	21,330

End of the year	76,096	47,034

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	74,135	45,439
Short-term bank deposits	1,961	1,595

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of insurance agency business in respect of services to CLIC, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains/(losses) through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

	For the year ended 31 December 2015
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	308,169	42,041	13,761	—	—	363,971
– Term life	3,476	—	—	—	—
– Whole life	28,119	—	—	—	—
– Endowment	177,871	—	—	—	—
– Annuity	98,703	—	—	—	—
Net premiums earned	308,081	40,855	13,365	—	—	362,301
Investment income	93,819	2,983	344	436	—	97,582
Net realised gains/(losses) on financial assets	31,259	992	115	(69)	—	32,297
Net fair value gains /(losses) through profit or loss	9,863	313	36	(3)	—	10,209
Other income	1,074	61	—	5,006	(1,081)	5,060
Including: inter-segment revenue	—	—	—	1,081	(1,081)	—

Segment revenues	444,096	45,204	13,860	5,370	(1,081)	507,449

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(219,944)	(1,737)	(20)	—	—	(221,701)
Accident and health claims and claim adjustment expenses	—	(16,858)	(4,151)	—	—	(21,009)
Increase in insurance contract liabilities	(93,668)	(15,803)	(38)	—	—	(109,509)
Investment contract benefits	(2,076)	(188)	—	—	—	(2,264)
Policyholder dividends resulting from participation in profits	(33,328)	(163)	—	—	—	(33,491)
Underwriting and policy acquisition costs	(24,921)	(5,528)	(3,813)	(1,307)	—	(35,569)
Finance costs	(4,054)	(129)	(15)	(122)	—	(4,320)
Administrative expenses	(18,293)	(3,811)	(3,136)	(2,218)	—	(27,458)
Other expenses	(6,345)	(327)	(840)	(997)	1,081	(7,428)
Including: inter-segment expenses	(1,044)	(33)	(4)	—	1,081	—
Statutory insurance fund contribution	(546)	(103)	(94)	—	—	(743)

Segment benefits, claims and expenses	(403,175)	(44,647)	(12,107)	(4,644)	1,081	(463,492)

Share of profit of associates and joint ventures, net	—	—	—	1,974	—	1,974

Segment results	40,921	557	1,753	2,700	—	45,931

Income tax						(10,744)

Net profit						35,187

Attributable to
– Equity holders of the Company						34,699
– Non-controlling interests						488
Other comprehensive income attributable to equity holders of the Company	6,359	202	23	492	—	7,076
Depreciation and amortisation	1,388	263	240	145	—	2,036

	As at 31 December 2015
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	2,243,403	69,565	7,968	14,900	—	2,335,836
Others	7,904	4,917	475	47,175	—	60,471

Segment assets	2,251,307	74,482	8,443	62,075	—	2,396,307

Unallocated
Property, plant and equipment						26,974
Others						25,034

Total						2,448,315

Liabilities
Insurance contracts	1,652,469	57,024	6,492	—	—	1,715,985
Investment contracts	74,046	10,060	—	—	—	84,106
Securities sold under agreements to repurchase	29,329	931	108	986	—	31,354
Others	94,589	3,278	401	3,499	—	101,767

Segment liabilities	1,850,433	71,293	7,001	4,485	—	1,933,212

Unallocated
Others						188,889

Total						2,122,101

	For the year ended 31 December 2014
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	285,619	33,192	12,199	—	—	331,010
– Term life	2,871	—	—	—	—
– Whole life	29,767	—	—	—	—
– Endowment	217,662	—	—	—	—
– Annuity	35,319	—	—	—	—
Net premiums earned	285,574	32,624	11,907	—	—	330,105
Investment income	89,814	2,236	315	1,183	—	93,548
Net realised gains/(losses) on financial assets	6,970	174	24	(48)	—	7,120
Net fair value gains/(losses) through profit or loss	6,179	154	22	(547)	—	5,808
Other income	898	67	—	4,148	(928)	4,185
Including: inter-segment revenue	—	—	—	928	(928)	—

Segment revenues	389,435	35,255	12,268	4,736	(928)	440,766

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(191,291)	(1,355)	(13)	—	—	(192,659)
Accident and health claims and claim adjustment expenses	—	(12,883)	(3,869)	—	—	(16,752)
Increase in insurance contract liabilities	(97,577)	(8,196)	(110)	—	—	(105,883)
Investment contract benefits	(1,806)	(152)	—	—	—	(1,958)
Policyholder dividends resulting from participation in profits	(24,742)	(124)	—	—	—	(24,866)
Underwriting and policy acquisition costs	(18,126)	(4,770)	(3,354)	(897)	—	(27,147)
Finance costs	(4,451)	(111)	(16)	(148)	—	(4,726)
Administrative expenses	(16,677)	(4,092)	(2,576)	(2,087)	—	(25,432)
Other expenses	(3,608)	(204)	(705)	(562)	928	(4,151)
Including: inter-segment expenses	(903)	(22)	(3)	—	928	—
Statutory insurance fund contribution	(506)	(116)	(79)	—	—	(701)

Segment benefits, claims and expenses	(358,784)	(32,003)	(10,722)	(3,694)	928	(404,275)

Share of profit of associates and joint ventures, net	—	—	—	3,911	—	3,911

Segment results	30,651	3,252	1,546	4,953	—	40,402

Income tax						(7,888)

Net profit						32,514

Attributable to
– Equity holders of the Company						32,211
– Non-controlling interests						303
Other comprehensive income attributable to equity holders of the Company	38,270	951	134	(123)	—	39,232
Depreciation and amortisation	1,427	324	221	152	—	2,124

	As at 31 December 2014
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	2,059,641	50,013	6,961	27,421	—	2,144,036
Others	7,881	3,985	312	44,390	—	56,568

Segment assets	2,067,522	53,998	7,273	71,811	—	2,200,604

Unallocated
Property, plant and equipment						25,348
Others						20,615

Total						2,246,567

Liabilities
Insurance contracts	1,558,714	38,872	5,860	—	—	1,603,446
Investment contracts	63,710	8,565	—	—	—	72,275
Securities sold under agreements to repurchase	43,310	1,076	152	1,551	—	46,089
Others	90,703	2,732	372	13,513	—	107,320

Segment liabilities	1,756,437	51,245	6,384	15,064	—	1,829,130

Unallocated
Others						130,106

Total						1,959,236

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2015

Standards

Annual Improvements 2010-2012 Cycle

Annual Improvements 2011-2013 Cycle

The Annual Improvements 2010-2012 Cycle issued in January 2014 sets out amendments to a number of IFRSs and International Accounting Standards (“IASs”). Details of the main amendments that are effective for the current year are as follows:

IFRS 8 Amendments – Operating Segments

The amendments to IFRS 8 clarify that an entity must disclose the judgements made by management in applying the aggregation criteria in IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are similar. The amendments also clarify that the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker. The amendments have had no impact on the Group’s consolidated financial statements.

IAS 24 Amendments – Related Party Disclosures

The amendments to IAS 24 clarify that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. These amendments are not relevant for the Group as it does not receive any management services from other entities.

The Annual Improvements 2011-2013 Cycle issued in January 2014 sets out amendments to a number of IFRSs and IASs. Details of the main amendments that are effective for the current year are as follows:

IFRS 3 Amendments – Business Combinations

The amendments to IFRS 3 clarify that joint arrangements, not just joint ventures, are outside the scope of IFRS 3. This scope exception applies only to the accounting in the financial statements of the joint arrangement itself. The amendments have had no impact on the Group as the Company is not a joint arrangement.

IFRS 13 Amendments – Fair Value Measurement

The amendments to IFRS 13 clarify that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 – Financial Instruments and IAS 39 – Recognition and Measurement. The amendments have had no impact on the Group’s consolidated financial statements.

In addition, the Group has adopted the amendments to the Listing Rules relating to the disclosure of financial information with reference to the Hong Kong Companies Ordinance (Cap. 622) during the current financial year. The main impact to the financial statements is on the presentation and disclosure of certain information in the financial statements.

New accounting standards and amendments that are not yet effective and have not been  early adopted by the Group for the financial year beginning on 1 January 2015

Standards/Amendments	Content	Effective for annual period beginning on or after
IAS 27 Amendments	Equity Method in Separate Financial Statements	1 January 2016
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	1 January 2016
IFRS 11 Amendments	Accounting for Acquisitions of Interests in Joint Operations	1 January 2016
IFRS 10, IFRS 12 and IAS 28 Amendments	Investment Entities: Applying the Consolidation Exception	1 January 2016
IAS 7 Amendments	Statement of Cash Flows	1 January 2017
IFRS 9	Financial Instruments	1 January 2018
IFRS 15	Revenue from Contracts with Customers	1 January 2018
IFRS 16	Leases	1 January 2019

IAS 27 Amendments – Equity Method in Separate Financial Statements

The amendments to IAS 27 will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendments are not expected to have any impact on the Group’s consolidated financial statements since the Group has no intention to apply the equity method in the separate financial statements.

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

These amendments eliminate the inconsistency between the requirements in IFRS 10 and those in IAS 28 Investments in Associates and Joint Ventures with regard to dealing with the contribution or sale of assets between an investor and its associate or joint venture. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendments are not expected to have any material impact on the Group’s consolidated financial statements.

IFRS 11 Amendments – Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. The amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. It is not expected that the amendments would be relevant to the Group, since the Group has no joint operation as at 31 December 2015.

IFRS 10, IFRS 12 and IAS 28 Amendments – Investment Entities: Applying the Consolidation Exception

Amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. The amendments to IFRS 10 also clarify that only a subsidiary that is not an investment entity itself and provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. Consequential amendments were made to IFRS 12 to require an investment entity that prepares financial statements in which all of its subsidiaries are measured at fair value through profit or loss in accordance with IFRS 9 to present the disclosures in respect of investment entities in accordance with IFRS 12. IAS 28 was also amended to allow an investor that is not itself an investment entity, and has an interest in an investment entity associate or joint venture, to retain the fair value measurement applied by the investment entity associate or joint venture to the interest in its subsidiaries. The amendments are not expected to have any material impact on the Group’s consolidated financial statements as the Company is not an investment entity as defined in IFRS 10.

IAS 7 Amendments – Statement of Cash Flows

In January 2016, the IASB published amendments to IAS 7 Statement of Cash Flows. The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments should be applied for annual periods beginning on or after 1 January 2017, early application is permitted. When an entity first applies the amendments, it is not required to provide comparative information for preceding periods.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Group is currently assessing the impact on the Group’s consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue. In September 2015, the IASB issued amendments to IFRS 15 regarding a one-year deferral of the mandatory effective date of IFRS 15 to 1 January 2018. IFRS 15 is not applied to the insurance contracts and financial instruments, which are the main source of the Group’s revenue. The Group is currently assessing the impact on the Group’s consolidated financial statements.

IFRS 16 – Leases

IFRS 16 supersedes IAS 17 Leases. It requires lessees to recognise leases as assets and liabilities on their balance sheets, with certain exemptions. The lessor accounting is substantially unchanged. IFRS 16 will be effective for annual periods beginning on or after 1 January 2019. Early application is permitted, provided that IFRS 15 Revenue from Contracts with Customers is applied. The Group is currently assessing the impact on the Group’s consolidated financial statements.

In addition, the Annual Improvements 2012-2014 Cycle issued in September 2014 sets out amendments to other standards. These annual improvements were established to make non-urgent but necessary amendments to IFRSs. No material changes to the accounting policies of the Group are expected as a result of these annual improvements.

EMBEDDED VALUE

Assumptions

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be grading from 5.1% to 5.5% by 0.1% every year (remaining level thereafter). 12% grading to 16% by 1% every year (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

SUMMARY OF RESULTS

The embedded value as at 31 December 2015 and the value of one year’s sales for the 12 months to 31 December 2015, the corresponding results as at 31 December 2014 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales			RMB million

ITEM		31 December 2015	31 December 2014
A	Adjusted Net Worth	268,729	194,236
B	Value of In-Force Business before Cost of Solvency Margin	335,500	300,712
C	Cost of Solvency Margin	(43,951)	(40,042)
D	Value of In-Force Business after Cost of Solvency Margin (B + C)	291,549	260,670
E	Embedded Value (A + D)	560,277	454,906
F	Value of One Year’s Sales before Cost of Solvency Margin	35,684	26,633
G	Cost of Solvency Margin	(4,155)	(3,380)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	31,528	23,253

Notes:	1) Numbers may not be additive due to rounding.
2) Taxable incomes in embedded value and the value of one year’s sales are based on earnings calculated using solvency reserves.

VALUE OF ONE YEAR’S SALES BY CHANNEL

The value of one year’s sales by channel is shown below:

Table 2

Value of One Year’s Sales by Channel		RMB million

	31 December 2015	31 December 2014
Channel
Exclusive Individual Agent Channel	28,851	21,740
Group Insurance Channel	371	464
Bancassurance Channel	2,306	1,048
Total	31,528	23,253

Notes:	1) Numbers may not be additive due to rounding.
2) Taxable income is based on earnings calculated using solvency reserves.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 3

Analysis of Embedded Value Movement in 2015		RMB million

ITEM
A	Embedded Value at Start of Year	454,906
B	Expected Return on Embedded Value	44,956
C	Value of New Business in the Period	31,528
D	Operating Experience Variance	2,685
E	Investment Experience Variance	20,591
F	Methodology, Model and Assumption Changes	(5,602)
G	Market Value and Other Adjustments	14,199
H	Exchange Gains or Losses	745
I	Shareholder Dividend Distribution and Capital Injection	(3,699)
J	Other	(34)
K	Embedded Value as at 31 December 2015 (sum A through J)	560,277

Notes:	1) Numbers may not be additive due to rounding.
2) Items B through J are explained below:
B	Reflects expected impact of covered business, and the expected return on investments supporting the 2015 opening net worth.
C	Value of new business sales in 2015.

D	Reflects the difference between actual operating experience in 2015 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during 2015.
F	Reflects the effect of projection method, model enhancements and assumption changes.
G	Change in the market value adjustment from the beginning of year 2015 to 31 December 2015 and other related adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders and issuance of Core Tier 2 Capital Securities during 2015.
J	Other miscellaneous items.

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4

Sensitivity Results			RMB million

		VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF ONE YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
	Base case scenario	291,549	31,528
1.	Risk discount rate of 11.5%	278,043	29,953
2.	Risk discount rate of 10.5%	306,029	33,222
3.	10% increase in investment return	338,279	37,274
4.	10% decrease in investment return	245,077	25,789
5.	10% increase in expenses	288,643	29,372
6.	10% decrease in expenses	294,454	33,685
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	289,720	31,388
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	293,398	31,669
9.	10% increase in lapse rates	290,806	30,959
10.	10% decrease in lapse rates	292,199	32,029
11.	10% increase in morbidity rates	288,533	31,355
12.	10% decrease in morbidity rates	294,595	31,704
13.	10% increase in claim ratio of short term business	291,150	30,662
14.	10% decrease in claim ratio of short term business	291,947	32,395
15.	Solvency margin at 150% of statutory minimum	269,973	29,388
16.	Using 2014 EV assumptions	297,864	32,291
17.	Taxable income based on the accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	292,818	31,338

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 16.

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, and has complied with all code provisions of the Corporate Governance Code during the Reporting Period.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, save as disclosed below, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

The Company issued US$1,280 million Core Tier 2 Capital Securities at an initial distribution rate of 4.00% by way of debt issues to professional investors only. The securities (Stock Code: 5540) were permitted for listing and trading on the Stock Exchange of Hong Kong Limited on 6 July 2015.

ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Saturday, 30 April 2016 to Monday, 30 May 2016 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 29 April 2016.

RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.42 per share (inclusive of tax), amounting to a total of approximately RMB11,871 million, subject to the approval of shareholders at the forthcoming Annual General Meeting scheduled on Monday, 30 May 2016. If approved, the final dividend is expected to be paid on Friday, 5 August 2016 to the H Share shareholders whose names appear on the H Share register of members of the Company on Thursday, 16 June 2016.

The H Share register of members of the Company will be closed from Friday, 10 June 2016 to Thursday, 16 June 2016 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 8 June 2016.

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the 2015 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Pursuant to the Individual Income Tax Law of People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the 2015 final dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•	For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

As to the A Share shareholders, it is expected that the Company will complete the distribution of the 2015 final dividend by Monday, 20 June 2016. The Company will announce separately the details of the arrangement regarding the distribution of the 2015 final dividend to its A Share shareholders.

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. The record date, the dividend distribution date and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the Company’s A Share shareholders.

For Mainland investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the dividends distributed by the Company and distribute such dividends to the relevant investors of H Shares through its depositary and clearing system. The final dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in RMB. If approved at the Annual General Meeting, the final dividend is expected to be paid on Wednesday, 10 August 2016 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) promulgated on 17 November 2014:

•	For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of final dividend pursuant to the foregoing provisions;

•	For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of final dividend and the Mainland enterprise investors shall pay the tax on their own.

REVIEW OF ANNUAL RESULTS

The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2015. The 2015 consolidated financial statements prepared in accordance with the International Financial Reporting Standards have been audited by Ernst & Young based on the International Standards on Auditing, and Ernst & Young has issued standard unqualified opinions on the 2015 consolidated financial statements.

PUBLICATION OF ANNUAL REPORT

The Company’s annual report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews’ website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen,
Robinson Drake Pike, Tang Xin

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Mingsheng
Chairman

Beijing, China

23 March 2016